NO ACT

PE 1-14-11



DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005692

February 3, 2011



Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-3-11

Re: International Paper Company
Incoming letter dated January 14, 2011

Dear Mr. Mueller:

This is in response to your letters dated January 14, 2011 and January 31, 2011 concerning the shareholder proposal submitted to International Paper by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 16, 2011, January 21, 2011, January 31, 2011, February 1, 2011, and February 3, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2011

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: International Paper Company
Incoming letter dated January 12, 2011

The proposal urges that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding the policy. The proposal also "comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible."

There appears to be some basis for your view that International Paper may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain the meaning of "executive pay rights" and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if International Paper omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which International Paper relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 5 Rule 14a-8 Proposal**
**International Paper Company (IP)**
**Executives To Retain Significant Stock**
**Kenneth Steiner**

Ladies and Gentlemen:

This responds further to the January 14, 2011 company request (supplemented) to avoid this rule 14a-8 proposal.

*The Boeing Company* (January 28, 2011) did not permit Boeing to avoid a rule 14a-8 proposal on the same topic as this proposal based on (i)(3).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Marla Adair <Marla.Adair@ipaper.com>

January 28, 2011

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: The Boeing Company
Incoming letter dated December 21, 2010

The proposal urges that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding the policy. The proposal also "comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible."

We are unable to conclude that Boeing has met its burden of establishing that Boeing may exclude the proposal under rule 14a-8(i)(3). Based on the arguments you have presented, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 1, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 4 Rule 14a-8 Proposal**
**International Paper Company (IP)**
**Executives To Retain Significant Stock**
**Kenneth Steiner**

Ladies and Gentlemen:

This responds further to the January 14, 2011 company request (supplemented) to avoid this rule 14a-8 proposal.

The company January 31, 2011 letter includes both company letters that failed to notify the proponent party of the specific issue that the company now raises under rule 14a-8(b) and Rule 14a-8(f)(1).

The company is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue for which the company was required to give the proponent advance notice of. The company failed to properly notify the proponent of any procedural issue within the 14-days of the submittal of this proposal. The company October 21, 2010 letter acknowledged the receipt of the rule 14a-8 proposal and broker letter. The only reservation the company expressed was that the SEC staff might re-examine *The Hain Celestial Group, Inc.* (October 1, 2008).

The December 20, 2010 company letter was simply a standard letter with no specifics on a detail issue with the broker letter which had already been received before either of the two company letters (other than requesting another letter).

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

The broker letter for the company was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for the company and for other companies. Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010.



MARLA F. ADAIR
Chief Counsel – Global Corporate Governance, Treasury & Tax

INTERNATIONAL PLACE III
6400 POPLAR AVENUE
MEMPHIS, TN 38197

T 901-419-4340
F 901-214-0162
marla.adair@ipaper.com

October 21, 2010

***VIA ELECTRONIC MAIL AND OVERNIGHT COURIER***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Executives to Retain Significant Stock

Dear Mr. Chevedden:

I am writing on behalf of International Paper Company (the "Company") in response to your letter, which we received on October 7, 2010. You submitted a shareowner proposal on behalf of Kenneth Steiner entitled "Executives to Retain Significant Stock" for consideration at the Company's 2011 Annual Meeting of Shareowners (the "Proposal"). The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention.

Rule 14a-8(b) under the Securities and Exchange Act of 1934, as amended, provides that Mr. Steiner must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year as of the date the proposal was submitted to the Company. We note that Mr. Steiner included with the Proposal a letter from an introducing broker purporting to establish his eligibility to submit the Proposal pursuant to Rule 14a-8(b). While we are familiar with the SEC staff's response in a letter to The Hain Celestial Group, Inc. (dated Oct 1, 2008), which reversed prior interpretations and stated the staff's view that a letter from an introducing broker could satisfy Rule 14a-8, it has been reported that the SEC's Division of Corporation Finance is re-examining its application of the proof of ownership requirements under Rule 14a-8. Accordingly, in the event that the SEC staff issues guidance under which the letter from Mr. Steiner's introducing broker is insufficient for purposes of Rule 14a-8(b), we request that Mr. Steiner submit sufficient proof of his ownership of the requisite number of Company shares.

Please address any response to me at International Paper Company, 6400 Poplar Avenue, Tower III, Memphis, Tennessee 38197. Alternatively, you may transmit any response by facsimile to me at (901) 214-0162 or by electronic mail at marla.adair@ipaper.com.



MARLA F. ADAIR
Chief Counsel – Global Corporate Governance, Treasury & Tax

INTERNATIONAL PLACE III
6400 POPLAR AVENUE
MEMPHIS, TN 38197

T 901-419-4340
F 901-214-0162
marla.adair@ipaper.com

December 20, 2010

***VIA ELECTRONIC MAIL AND OVERNIGHT COURIER***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Revised Proposal - Executives to Retain Significant Stock

Dear Mr. Chevedden:

I am writing on behalf of International Paper Company (the "Company"), in response to Mr. Kenneth Steiner's revised shareholder proposal marked "December 3, 2010 Revision," which we received after the close of business on December 3, 2010 (the "December Proposal"). Previously, on October 7, 2010, we received the shareholder proposal you submitted on behalf of Mr. Kenneth Steiner entitled "Executives to Retain Significant Stock" for consideration at the Company's 2011 Annual Meeting of Shareowners (the "October Proposal" and together with the "December Proposal," the "Proposals"). The cover letters accompanying the Proposals indicate that communications regarding the Proposals should be directed to your attention.

Pursuant to Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The SEC's Staff Legal Bulletin 14 (July 13, 2001) at part E.2., states:

> **2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?**
>
> No, but it *may* accept the shareholder's revisions.

Therefore, please confirm that you intend the December Proposal to be considered for inclusion in the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders and that you intend to withdraw the October Proposal.

In addition, if you are withdrawing the October Proposal and wish us to consider accepting the December 3, 2010 Revision, please provide proof of ownership for Mr. Steiner that is sufficient to satisfy the ownership requirements of Rule 14a-8(b) as of December 3, 2010. Rule 14a-8(b) under the Exchange Act provides that Mr. Steiner must submit sufficient proof

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,



January 21, 2011

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 31, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 3 Rule 14a-8 Proposal**
**International Paper Company (IP)**
**Executives To Retain Significant Stock**
**Kenneth Steiner**

Ladies and Gentlemen:

This responds further to the January 14, 2011 company request to avoid this rule 14a-8 proposal.

This is an example of the company failing to provide the proponent party with timely notice. This cover message was forwarded without any attachment:

------ Forwarded Message
From: "Fletcher, Gina-Gail S." <GFletcher@gibsondunn.com>
Date: Tue, 1 Feb 2011 02:18:12 +0000
To: *** FISMA & OMB Memorandum M-07-16 ***
Conversation: International Paper Company Supplemetal Letter (Cevedden [sic])
Subject: International Paper Company Supplemetal Letter (Cevedden [sic])

Mr. Chevedden,

Attached please find a copy of the supplemental letter that was filed today on behalf of our client, International Paper Company.

Regards,
Gina-Gail Fletcher.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

------ Forwarded Message
From: "Fletcher, Gina-Gail S." <GFletcher@gibsondunn.com>
Date: Tue, 1 Feb 2011 02:18:12 +0000
To: *** FISMA & OMB Memorandum M-07-16 ***
Conversation: International Paper Company Supplemetal Letter (Cevedden [sic])
Subject: International Paper Company Supplemetal Letter (Cevedden [sic])

Mr. Chevedden,

Attached please find a copy of the supplemental letter that was filed today on behalf of our client, International Paper Company.

Regards,
Gina-Gail Fletcher.

# GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 42186-00134

January 31, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *International Paper Company*
*Shareowner Proposal of John Chevedden (Steiner)*
*Exchange Act of 1934 - Rule 14a-8*

Ladies and Gentlemen:

On January 14, 2011, we submitted a letter (the "No-Action Request") on behalf of our client, International Paper Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent") regarding retention of significant Company stock by senior executives.

The No-Action Request indicated our belief that the Proposal could be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous ownership. Specifically, as discussed in the No-Action Request, because information indicates that Mr. Chevedden filled in information in a photocopy of a pre-signed proof of ownership letter (the "DJF Letter") that the Proponent provided to demonstrate his purported ownership of the Company's securities, the Proponent has not submitted "an affirmative written statement from the record holder" of his securities demonstrating his purported ownership of Company stock, and therefore has not satisfied his burden of proving his eligibility to submit a proposal to the Company.

On January 16, 2011, the Proponent submitted a letter to the Staff responding to the No-Action Request (the "Response Letter"). A copy of the Response Letter is attached hereto as Exhibit A. On January 21, 2011, the Proponent submitted a second response letter (the "Second Response"), a copy of which also is attached hereto as Exhibit A. The Response Letter argues that the Company failed to notify the Proponent of the procedural deficiency within fourteen days of receiving the Proposal, and therefore, should be required to include the Proposal in its 2011 Proxy Materials. The Second Response asserts that the DJF Letter was prepared "under the supervision of [the individual] who signed the letter" and attaches a generic letter from that individual, Mark Filiberto, to the same effect.

This letter responds to the Response Letter and the Second Response with respect to exclusion of the Proposal under Rule 14a-8(b) and 14a-8(f)(1). In addition, in the event that the Staff determines that the Proponent satisfied his burden of demonstrating his ownership of Company stock, we believe that the Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is inherently vague, indefinite and false and misleading in violation of Rule 14a-9, as discussed in Part II below.

**I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Provide The Requisite Proof Of Continuous Stock Ownership.**

The Response Letter does not address the fundamental issue raised by the No-Action Letter, and instead presumes that the Proposal is a valid Rule 14a-8 proposal. However, as stated in the No-Action Request, there is a significant threshold issue as to whether a valid Rule 14a-8 proposal has been presented to the Company, because we do not believe that the Proponent has submitted "an affirmative written statement from the record holder" of his securities demonstrating his purported ownership of Company stock. The Staff has repeatedly required that share ownership verification be provided directly by the record holder and not indirectly by the proponent. *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001). The facts discussed in the No-Action Request indicate that the Proponent provided the proof of ownership by supplying company specific information (*i.e.,* the name of the Company, the number of shares allegedly beneficially owned and the date since which the shares allegedly have been held) on the DJF Letter after the DJF Letter was signed and reproduced. The DJF Letter, therefore, is insufficient share ownership verification and does not satisfy Rule 14a-8(b) and Rule 14a-8(f)(1).

In the Second Response, the Proponent states that the DJF Letter was prepared "under the supervision of Mark Filiberto who signed the letter" and that "Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for the company and for other companies." The Second Response attaches a letter signed by Mr. Filiberto, identified as being the president of DJF Discount Brokers from September 1992 until November 15, 2010 (the "Filiberto Letter").[1] The Filiberto Letter does not specifically reference either the

---

[1] Although the Filiberto Letter indicates that he ceased to be president of DJF Discount Brokers on November 15, 2010, the FINRA website, as shown on the report dated

[Footnote continued on next page]

Company or the DJF Letter submitted by the Proponent to the Company. The Filiberto Letter states that "[e]ach of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature" and that "I [Mr. Filiberto] reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter."

The Proponent's and Mr. Filiberto's explanations do not address or remedy the core issue of satisfying Rule 14a-8's share ownership requirements and in fact raise more questions regarding the DJF Letter. Mr. Filiberto has indicated that he verified the letter, but one could question how Mr. Filiberto was able to verify, on behalf of DJF, that the Proponent was the owner of the Company's shares on the date of the letter since, based on the information discussed in the No-Action Request, it appears that the date was filled in on the DJF Letter after Mr. Filiberto signed the letter. And one could also question why Mr. Filiberto did not sign the letter after reviewing it instead of in advance of authorizing Mr. Chevedden to use the form. Even aside from these questions, however, it is important to note that neither Mr. Chevedden nor Mr. Filiberto deny the conclusion reached by the handwriting expert and discussed in the No-Action Letter that Mr. Chevedden photocopied and filled in the DJF Letter after Mr. Filiberto signed a form letter. Even if one accepts the statements in the DJF Letter, they do not make the DJF Letter "an affirmative written statement from the record holder." Stated differently, a statement prepared by the Proponent does not constitute an affirmative written statement from the record holder, even if the broker "supervised" and "authorized" the Proponent's actions. Staff Legal Bulletin No. 14, Section C.1.c.2 (July 13, 2001) ("monthly, quarterly or other periodic investment statements" prepared by a brokerage firm and submitted by a shareholder do not sufficiently demonstrate continuous ownership of a company's securities); *Clear Channel Communications, Inc.* (avail. Feb. 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from a third party that was not a record holder). Accordingly, in light of the facts and the highly questionable processes surrounding the DJF Letter, we believe that the Proponent has not satisfied his burden of "proving his or her eligibility to submit a proposal to the company" as required under SLB 14.

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[Footnote continued from previous page]
January 23, 2011 attached hereto as Exhibit B, does not indicate that Mr. Filiberto has provided regulators notice of his change of status.

**II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Reference To "Executive Pay Rights" Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.**

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareowner proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff has concurred with the exclusion of a variety of shareowner proposals with vague terms or references, including proposals regarding changes to compensation policies and procedures. *See Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring shareowner approval for certain senior management incentive compensation programs because the proposal was vague and indefinite). In *General Electric Co.* (avail. Feb. 5, 2003), the proposal sought "shareholder approval for all compensation for Senior Executives and Board members" which exceeded certain thresholds. There, the Staff concurred with the Company's argument that the proposal was vague because shareowners would not be able to determine what the critical terms "compensation" and "average wage" referred to and thus would not be able to understand which types of compensation the proposal would have affected.

As well, the Staff has concurred with the exclusion of a variety of shareowner proposals with vague terms or references, including proposals regarding compensation policies and programs. *See International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring in the exclusion of a proposal as vague and indefinite where the proposal sought to reduce the pay of certain company officers and directors "to the level prevailing in 1993"); *Woodward*

*Governor Co.* (avail. Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy for compensating the "executives in the upper management . . . based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced); *AT&T Corp.* (avail. Mar. 7, 2002) (concurring with exclusion of a proposal under Rule 14a-8(i)(3) that would have implemented a plan favored by the proponent until the company returned to a "respectable" level of profitability and the company's share price increased "considerably").

The Proposal states that its implementation requires the Management Development and Compensation Committee of the Company's Board of Directors (the "Compensation Committee") to negotiate with and encourage senior executives to relinquish their "executive pay rights" "to the fullest extent possible." However, because the term "executive pay rights" is vague and undefined, neither the Company nor shareowners would be able to determine what action this prong of the Proposal requires. *Contrast General Electric Co.* (avail. Jan. 23, 2010) (company able to substantially implement a proposal requesting that it explore with certain executive officers the renunciation of stock option grants specified in the proposal).

The Company's compensation program consists of numerous "executive pay rights" that are provided or granted to its executives, including rights to receive Company stock under performance-based restricted stock and restricted stock unit awards, rights to receive Company stock upon the exercise of previously granted stock options as well as rights to receive new stock options under the reload feature of the option awards, rights to receive certain benefits upon a change in control of the Company under certain change in control agreements, rights to receive severance payments upon execution of a termination agreement under a salaried employee severance plan, and potential rights to receive cash distributions under a management incentive plan and to receive Company matching contributions under retirement savings plans. All of these arrangements are described in the Company's Compensation Discussion and Analysis included in its proxy materials each year.

The Proposal requests that senior executives be encouraged to relinquish all executive pay rights, which could include rights under all of the arrangements listed above and could encompass other compensation arrangements. A literal reading of the Proposal leads to a number of significant questions about the meaning of, and scope of action required to implement, the Proposal. For example, the Proposal could be understood to require the Company to ask each executive to relinquish (that is, surrender for cancellation) all of their outstanding and accrued awards and benefits that have not yet been paid. Alternatively, it could be requesting that the executives waive certain rights. Thus, under a literal reading of the Proposal, numerous different actions arguably could be required if the Proposal were to be implemented.

The other terms of the Proposal and the supporting statement do not provide any greater clarity regarding what actions are required under the Proposal. For example, the reference to the Proposal requiring "all practical steps to adopt this proposal" does not provide any clarity on what steps the Proposal requires. While the first paragraph of the Proposal addresses a stock retention proposal, that prong of the Proposal does not add any clarity as to which or why "preexisting executive pay rights" would need to be relinquished "to the fullest extent possible" in order to implement the Proposal. If the Proposal is not meant to require surrender of all executive pay rights, then there is no guidance as to what is required to implement the Proposal, as the explanation that such action should be taken "for the common good of all shareholders" does not provide either shareowners or the Company any guidance as to what is required in order to implement the Proposal. Therefore, it would be impossible for the Company or its shareowners voting on the Proposal to determine exactly what action is envisioned with respect to the phrase "executive pay rights." Like the proposals in the no-action letters identified above, the Proposal and supporting statement are impermissibly vague because they fail to define the key phrase "executive pay rights" or otherwise provide guidance on how the Proposal should be implemented by the Company.

Significantly, the Staff recently determined in *Motorola, Inc.* (avail. Jan. 12, 2011), *The Allstate Corp.* (avail. Jan. 18, 2011) and *Alaska Air Group, Inc.* (avail. Jan. 20, 2011) that proposals virtually identical to the Proposal could be excluded pursuant to Rule 14a-8(i)(3) because the proposals failed to "sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." As the Proposal is virtually identical to the proposals in *Motorola, Inc.*, *The Allstate Corp.* and *Alaska Air Group, Inc.* the same reasoning should apply in the instant case. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

**III. Additional Information On The Response Letter.**

As noted above, the Response Letter argues that the Company failed to notify the Proponent of the procedural deficiency within fourteen days of receiving the Proposal, and therefore, should be required to include the Proposal in its 2011 Proxy Materials. While we do not believe that this is relevant to the issues presented by the No-Action Request, we wish to clarify the record regarding the Company's correspondence with the Proponent, as the No-Action Letter inadvertently did not accurately describe the entire exchange of correspondence between the Company and the Proponent. A copy of all correspondence between the Company and the Proponent until the date of the No-Action Request is attached to this letter as Exhibit C (with correspondence received from the Proponent after the date of the No-Action Request being attached to this letter as Exhibit A). The Proponent submitted the Proposal to the Company in a letter dated September 28, 2010 which the Company received via facsimile and email on October 7, 2010 (the "Original Proposal"). On October 15, 2010, the Proponent sent a letter via facsimile dated October 12, 2010 (the DJF Letter) purportedly from DJF Discount Brokers as the "introducing broker for the account of Kenneth Steiner ... held with National Financial Services LLC" certifying that, as of the date of such letter, the Proponent was the beneficial owner of 1,500 of the Company's shares since December 3, 2008. On October 21, 2011, the Company sent a letter acknowledging its receipt of the DJF Letter and noting the possibility of further consideration of the sufficiency of a letter prepared by an introducing broker. The Company received a revised proposal after the close of business on December 3, 2010 (the "Revised Proposal"). On December 20, 2010, the Company sent the Proponent a letter via both email and overnight courier notifying the Proponent that he had failed to submit adequate proof of ownership with the Revised Proposal as required by Rule 14a-8(b).

**CONCLUSION**

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We appreciate the opportunity to respond to the Response Letter.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Maura A. Smith, the Company's Senior Vice President, General Counsel & Corporate Secretary, at (901) 419-3829.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Maura A. Smith, International Paper Company
Marla F. Adair, International Paper Company
John Chevedden
Kenneth Steiner

101009467_5 (International Paper Supplemental Letter - Steiner) (2).DOC

**Exhibit A**

**From:** *** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Sunday, January 16, 2011 12:36 PM
**To:** Office of Chief Counsel
**Cc:** Marla Adair
**Subject:** # 1 Kenneth Steiner¹s Rule 14a-8 Proposal International Paper Company (IP)

Ladies and Gentlemen:
Please see the attached response to the request to block this rule 14a-8 proposal.
Sincerely,
John Chevedden

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**International Paper Company (IP)**
**Executives To Retain Significant Stock**
**Kenneth Steiner**

Ladies and Gentlemen:

This responds to the January 14, 2011 company request to avoid this rule 14a-8 proposal.

The company is well aware that it is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue. The company failed to notify the proponent of any procedural issue within the 14-days of the submittal of this proposal. The company October 21, 2010 letter acknowledged the receipt of the rule 14a-8 proposal and broker letter. The only reservation the company expressed was that the SEC staff might re-examine *The Hain Celestial Group, Inc.* (October 1, 2008).

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

The company is well aware that it is in violation of rule 14a-8.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Marla Adair <Marla.Adair@ipaper.com>



MARLA F. ADAIR
Chief Counsel – Global Corporate Governance, Treasury & Tax

INTERNATIONAL PLACE III
6400 POPLAR AVENUE
MEMPHIS, TN 38197

T 901-419-4340
F 901-214-0162
marla.adair@ipaper.com

October 21, 2010

***VIA ELECTRONIC MAIL AND OVERNIGHT COURIER***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Executives to Retain Significant Stock

Dear Mr. Chevedden:

I am writing on behalf of International Paper Company (the "Company") in response to your letter, which we received on October 7, 2010. You submitted a shareowner proposal on behalf of Kenneth Steiner entitled "Executives to Retain Significant Stock" for consideration at the Company's 2011 Annual Meeting of Shareowners (the "Proposal"). The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention.

Rule 14a-8(b) under the Securities and Exchange Act of 1934, as amended, provides that Mr. Steiner must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year as of the date the proposal was submitted to the Company. We note that Mr. Steiner included with the Proposal a letter from an introducing broker purporting to establish his eligibility to submit the Proposal pursuant to Rule 14a-8(b). While we are familiar with the SEC staff's response in a letter to The Hain Celestial Group, Inc. (dated Oct 1, 2008), which reversed prior interpretations and stated the staff's view that a letter from an introducing broker could satisfy Rule 14a-8, it has been reported that the SEC's Division of Corporation Finance is re-examining its application of the proof of ownership requirements under Rule 14a-8. Accordingly, in the event that the SEC staff issues guidance under which the letter from Mr. Steiner's introducing broker is insufficient for purposes of Rule 14a-8(b), we request that Mr. Steiner submit sufficient proof of his ownership of the requisite number of Company shares.

Please address any response to me at International Paper Company, 6400 Poplar Avenue, Tower III, Memphis, Tennessee 38197. Alternatively, you may transmit any response by facsimile to me at (901) 214-0162 or by electronic mail at marla.adair@ipaper.com.

If you have any questions with respect to the foregoing, please contact me at (901) 419-4340. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Marla F. Adair
Chief Counsel - Global Corporate Governance,
Treasury & Tax

Enclosure
cc: Kenneth Steiner

[IP: Rule 14a-8 Proposal, October 7, 2010, December 3, 2010 Revision]
**3* – Executives To Retain Significant Stock**

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

There is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay – $12 million for John Faraci and only 41% of CEO pay was incentive based. Given our CEO's $20 million in unvested stock (much of it merely time-restricted) and another $2.7 million in deferred pay, Mr. Faraci's $26 million of supplemental pension benefits would seem unnecessary at best.

Alberto Weisser, John Turner and Samir Gibara attracted our highest negative votes of 30%. Mr. Weisser was also a CEO on our Executive Pay Committee.

We had no shareholder right to proxy access, cumulative voting, to act by written consent, an independent chairman or even a lead director. William Steiner's proposal for shareholder written consent won 63%-support at Amgen in 2010.

Please encourage our board to respond positively to this proposal: **Executives To Retain Significant Stock – Yes on 3.***

**From:** *** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Friday, January 21, 2011 8:35 PM
**To:** Office of Chief Counsel
**Cc:** Marla Adair
**Subject:** # 2 Kenneth Steiner¹s Rule 14a-8 Proposal International Paper Company (IP)

Ladies and Gentlemen:
Please see the attached response to the request to avoid this routine rule 14a-8 proposal.
Sincerely,
John Chevedden

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 21, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Rule 14a-8 Proposal**
**International Paper Company (IP)**
**Executives To Retain Significant Stock**
**Kenneth Steiner**

Ladies and Gentlemen:

This responds to the January 14, 2011 company request to avoid this rule 14a-8 proposal.

The company is well aware that it is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue. The company failed to properly notify the proponent of any procedural issue within the 14-days of the submittal of this proposal. The company October 21, 2010 letter acknowledged the receipt of the rule 14a-8 proposal and broker letter. The only reservation the company expressed was that the SEC staff might re-examine *The Hain Celestial Group, Inc.* (October 1, 2008).

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

The company is well aware that it is in violation of rule 14a-8.

The broker letter for the company was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for the company and for other companies. Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Marla Adair <Marla.Adair@ipaper.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,



January 21, 2011

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

**Exhibit C**

**From:** *** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Thursday, October 07, 2010 6:00 PM
**To:** Marla Adair
**Subject:** Rule 14a-8 Proposal (IP)

Dear Ms. Adair,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John V. Faraci
Chairman of the Board
International Paper Company (IP)
6400 Poplar Ave
Memphis TN 38197
Phone: 901 419-9000

Dear Mr. Faraci,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

9/20/10
Date

cc: Maura Abeln Smith
Corporate Secretary
Joseph R. Saab <joseph.saab@ipaper.com>
Tel.: (901) 419-4331
Fax.: (901) 214-1234

[IP: Rule 14a-8 Proposal, October 7, 2010]

3 [Number to be assigned by the company] – **Executives To Retain Significant Stock**

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

I believe there is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal for Executives To Retain Significant Stock – Yes on 3. [Number to be assigned by the company]

---

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted], held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1500 shares of International Paper Co. (IP); having held at least two thousand dollars worth of the above mentioned security since the following date: 12/8/08, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

| Post-it® Fax Note 7671 | Date 10-15-10 # of pages ▶ |
| --- | --- |
| To Mark Adair | From John Chevedden |
| Co./Dept. | Co. |
| Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 *** |
| Fax # 901-214-0162 | Fax # |



MARLA F. ADAIR
Chief Counsel – Global Corporate Governance, Treasury & Tax

INTERNATIONAL PLACE III
6400 POPLAR AVENUE
MEMPHIS, TN 38197

T 901-419-4340
F 901-214-0162
marla.adair@ipaper.com

October 21, 2010

***VIA ELECTRONIC MAIL AND OVERNIGHT COURIER***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Executives to Retain Significant Stock

Dear Mr. Chevedden:

I am writing on behalf of International Paper Company (the "Company") in response to your letter, which we received on October 7, 2010. You submitted a shareowner proposal on behalf of Kenneth Steiner entitled "Executives to Retain Significant Stock" for consideration at the Company's 2011 Annual Meeting of Shareowners (the "Proposal"). The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention.

Rule 14a-8(b) under the Securities and Exchange Act of 1934, as amended, provides that Mr. Steiner must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year as of the date the proposal was submitted to the Company. We note that Mr. Steiner included with the Proposal a letter from an introducing broker purporting to establish his eligibility to submit the Proposal pursuant to Rule 14a-8(b). While we are familiar with the SEC staff's response in a letter to The Hain Celestial Group, Inc. (dated Oct 1, 2008), which reversed prior interpretations and stated the staff's view that a letter from an introducing broker could satisfy Rule 14a-8, it has been reported that the SEC's Division of Corporation Finance is re-examining its application of the proof of ownership requirements under Rule 14a-8. Accordingly, in the event that the SEC staff issues guidance under which the letter from Mr. Steiner's introducing broker is insufficient for purposes of Rule 14a-8(b), we request that Mr. Steiner submit sufficient proof of his ownership of the requisite number of Company shares.

Please address any response to me at International Paper Company, 6400 Poplar Avenue, Tower III, Memphis, Tennessee 38197. Alternatively, you may transmit any response by facsimile to me at (901) 214-0162 or by electronic mail at marla.adair@ipaper.com.

If you have any questions with respect to the foregoing, please contact me at (901) 419-4340. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Marla F. Adair
Chief Counsel - Global Corporate Governance,
Treasury & Tax

Enclosure
cc: Kenneth Steiner

**From:** *** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Friday, December 03, 2010 11:42 PM
**To:** Marla Adair
**Subject:** Rule 14a-8 Proposal Revision (IP)

Dear Ms. Adair,
Please see the attached Rule 14a-8 Proposal Revision.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John V. Faraci
Chairman of the Board
International Paper Company (IP)
6400 Poplar Ave
Memphis TN 38197
Phone: 901 419-9000

DECEMBER 3, 2010 REVISION

Dear Mr. Faraci,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

9/20/10
Date

cc: Maura Abeln Smith
Corporate Secretary
Joseph R. Saab <joseph.saab@ipaper.com>
Tel.: (901) 419-4331
Fax.: (901) 214-1234, -0162

[IP: Rule 14a-8 Proposal, October 7, 2010, December 3, 2010 Revision]

**3* – Executives To Retain Significant Stock**

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

There is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay – $12 million for John Faraci and only 41% of CEO pay was incentive based. Given our CEO's $20 million in unvested stock (much of it merely time-restricted) and another $2.7 million in deferred pay, Mr. Faraci's $26 million of supplemental pension benefits would seem unnecessary at best.

Alberto Weisser, John Turner and Samir Gibara attracted our highest negative votes of 30%. Mr. Weisser was also a CEO on our Executive Pay Committee.

We had no shareholder right to proxy access, cumulative voting, to act by written consent, an independent chairman or even a lead director. William Steiner's proposal for shareholder written consent won 63%-support at Amgen in 2010.

Please encourage our board to respond positively to this proposal: **Executives To Retain Significant Stock – Yes on 3.***

---

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***



MARLA F. ADAIR
Chief Counsel – Global Corporate Governance, Treasury & Tax

INTERNATIONAL PLACE III
6400 POPLAR AVENUE
MEMPHIS, TN 38197

T 901-419-4340
F 901-214-0162
marla.adair@ipaper.com

December 20, 2010

***VIA ELECTRONIC MAIL AND OVERNIGHT COURIER***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Revised Proposal - Executives to Retain Significant Stock

Dear Mr. Chevedden:

I am writing on behalf of International Paper Company (the "Company"), in response to Mr. Kenneth Steiner's revised shareholder proposal marked "December 3, 2010 Revision," which we received after the close of business on December 3, 2010 (the "December Proposal"). Previously, on October 7, 2010, we received the shareholder proposal you submitted on behalf of Mr. Kenneth Steiner entitled "Executives to Retain Significant Stock" for consideration at the Company's 2011 Annual Meeting of Shareowners (the "October Proposal" and together with the "December Proposal," the "Proposals"). The cover letters accompanying the Proposals indicate that communications regarding the Proposals should be directed to your attention.

Pursuant to Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The SEC's Staff Legal Bulletin 14 (July 13, 2001) at part E.2., states:

> **2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?**
>
> No, but it *may* accept the shareholder's revisions.

Therefore, please confirm that you intend the December Proposal to be considered for inclusion in the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders and that you intend to withdraw the October Proposal.

In addition, if you are withdrawing the October Proposal and wish us to consider accepting the December 3, 2010 Revision, please provide proof of ownership for Mr. Steiner that is sufficient to satisfy the ownership requirements of Rule 14a-8(b) as of December 3, 2010. Rule 14a-8(b) under the Exchange Act provides that Mr. Steiner must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year as of the date the proposal was submitted to the Company. The December Proposal did not include any proof that Mr. Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the December Proposal was submitted to the Company.

To remedy this defect, Mr. Steiner must submit sufficient proof of his ownership. As explained in Staff Legal Bulleting No. 14, sufficient proof may be in the form of:

- a written statement from the "record" holder of his shares (usually a broker or a bank) verifying that, at the time the proposal was submitted, he continuously held the shares for at least one year; or

- if he has a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level, and his written statement that he continuously held the required number of shares for the one-year period.

Please address your response to the undersigned at International Paper Company, 6400 Poplar Avenue, Tower III, Memphis, Tennessee 38197. Alternatively, you may transmit any response by facsimile to me at (901) 214-0162 or by electronic mail at marla.adair@ipaper.com.

If you have any questions with respect to the foregoing, please contact me at (901) 419-4340. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Marla F. Adair
Chief Counsel - Global Corporate Governance, Treasury & Tax

Enclosure
cc: Kenneth Steiner
Maura A. Smith

## Rule 14a-8 -- Proposals of Security Holders

---

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

---

**Note to paragraph (i)(1)**

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

---

**Note to paragraph (i)(2)**

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

---

**Note to paragraph (i)(9)**

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

**From:** *** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Sunday, January 02, 2011 4:32 PM
**To:** Marla Adair
**Subject:** One Rule 14a-8 Proposal and Two Broker Letters Requested by Company (IP) ,

Dear Ms. Adair, Thank you for confirming receipt of the revised version of the October 7, 2010 rule 14a-8 proposal. This is to confirm that October 7, 2010 rule 14a-8 proposal is thus revised for publication in the company 2011 annual meeting proxy. The original version, which was accepted by the company in the company October 21, 2010 letter, included a commitment to hold the company stock until after the 2011 annual meeting and was supplemented with a broker letter.

The attachment, which was meant to clarify the December 20, 2010 company letter, addresses a proposal revision, but does not state that a proposal revision creates an obligation for two broker letters.

Please advise on January 3, 2011 whether the company can explains this omission on the attachment which makes the company request contradictory and/or unsupported.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Document3

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Rule 14a-8 Proposal**
**International Paper Company (IP)**
**Executives To Retain Significant Stock**
**Kenneth Steiner**

Ladies and Gentlemen:

This responds to the January 14, 2011 company request to avoid this rule 14a-8 proposal.

The company is well aware that it is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue. The company failed to properly notify the proponent of any procedural issue within the 14-days of the submittal of this proposal. The company October 21, 2010 letter acknowledged the receipt of the rule 14a-8 proposal and broker letter. The only reservation the company expressed was that the SEC staff might re-examine *The Hain Celestial Group, Inc.* (October 1, 2008).

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

The company is well aware that it is in violation of rule 14a-8.

The broker letter for the company was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for the company and for other companies. Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,


John Chevedden

cc: Kenneth Steiner
Marla Adair <Marla.Adair@ipaper.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,



January 21, 2011

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 16, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**International Paper Company (IP)**
**Executives To Retain Significant Stock**
**Kenneth Steiner**

Ladies and Gentlemen:

This responds to the January 14, 2011 company request to avoid this rule 14a-8 proposal.

The company is well aware that it is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue. The company failed to notify the proponent of any procedural issue within the 14-days of the submittal of this proposal. The company October 21, 2010 letter acknowledged the receipt of the rule 14a-8 proposal and broker letter. The only reservation the company expressed was that the SEC staff might re-examine *The Hain Celestial Group, Inc.* (October 1, 2008).

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

The company is well aware that it is in violation of rule 14a-8.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Marla Adair <Marla.Adair@ipaper.com>



MARLA F. ADAIR
Chief Counsel – Global Corporate Governance, Treasury & Tax

INTERNATIONAL PLACE III
6400 POPLAR AVENUE
MEMPHIS, TN 38197

T 901-419-4340
F 901-214-0162
marla.adair@ipaper.com

October 21, 2010

***VIA ELECTRONIC MAIL AND OVERNIGHT COURIER***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Executives to Retain Significant Stock

Dear Mr. Chevedden:

I am writing on behalf of International Paper Company (the "Company") in response to your letter, which we received on October 7, 2010. You submitted a shareowner proposal on behalf of Kenneth Steiner entitled "Executives to Retain Significant Stock" for consideration at the Company's 2011 Annual Meeting of Shareowners (the "Proposal"). The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention.

Rule 14a-8(b) under the Securities and Exchange Act of 1934, as amended, provides that Mr. Steiner must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year as of the date the proposal was submitted to the Company. We note that Mr. Steiner included with the Proposal a letter from an introducing broker purporting to establish his eligibility to submit the Proposal pursuant to Rule 14a-8(b). While we are familiar with the SEC staff's response in a letter to The Hain Celestial Group, Inc. (dated Oct 1, 2008), which reversed prior interpretations and stated the staff's view that a letter from an introducing broker could satisfy Rule 14a-8, it has been reported that the SEC's Division of Corporation Finance is re-examining its application of the proof of ownership requirements under Rule 14a-8. Accordingly, in the event that the SEC staff issues guidance under which the letter from Mr. Steiner's introducing broker is insufficient for purposes of Rule 14a-8(b), we request that Mr. Steiner submit sufficient proof of his ownership of the requisite number of Company shares.

Please address any response to me at International Paper Company, 6400 Poplar Avenue, Tower III, Memphis, Tennessee 38197. Alternatively, you may transmit any response by facsimile to me at (901) 214-0162 or by electronic mail at marla.adair@ipaper.com.

If you have any questions with respect to the foregoing, please contact me at (901) 419-4340. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Marla F. Adair
Chief Counsel - Global Corporate Governance, Treasury & Tax

Enclosure
cc: Kenneth Steiner

[IP: Rule 14a-8 Proposal, October 7, 2010, December 3, 2010 Revision]

**3* – Executives To Retain Significant Stock**

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

There is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay – $12 million for John Faraci and only 41% of CEO pay was incentive based. Given our CEO's $20 million in unvested stock (much of it merely time-restricted) and another $2.7 million in deferred pay, Mr. Faraci's $26 million of supplemental pension benefits would seem unnecessary at best.

Alberto Weisser, John Turner and Samir Gibara attracted our highest negative votes of 30%. Mr. Weisser was also a CEO on our Executive Pay Committee.

We had no shareholder right to proxy access, cumulative voting, to act by written consent, an independent chairman or even a lead director. William Steiner's proposal for shareholder written consent won 63%-support at Amgen in 2010.

Please encourage our board to respond positively to this proposal: **Executives To Retain Significant Stock – Yes on 3.***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 22013-00029

January 14, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *International Paper Company*
*Shareowner Proposal of John Chevedden (Steiner)*
*Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, International Paper Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal regarding the retention of stock by executives (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent"). A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**BASIS FOR EXCLUSION**

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership.

**BACKGROUND**

The Proponent submitted the Proposal to the Company in a letter dated September 28, 2010 which the Company received via facsimile and email on October 7, 2010. On October 13, 2010, the Company sent the Proponent a letter via both email and overnight courier notifying the Proponent that he had failed to submit adequate proof of ownership as required by Rule 14a-8(b) (the "Deficiency Notice"). In the Deficiency Notice, which is attached to this letter as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b); and
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b).

On October 15, 2010, the Proponent sent a letter via facsimile dated October 12, 2010 (the "DJF Letter") purportedly from DJF Discount Brokers ("DJF") as the "introducing broker for the account of Kenneth Steiner ... held with National Financial Services LLC" certifying that, as of the date of such letter, the Proponent was the beneficial owner of 1500 of the Company's shares since December 3, 2008. A copy of the DJF Letter is included in the materials in Exhibit A.

**ANALYSIS**

**The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Provide The Requisite Proof Of Continuous Stock Ownership.**

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not demonstrate his eligibility to submit the Proposal under Rule 14a-8(b). Specifically, because the information discussed below indicates that Mr. Chevedden filled in information in the DJF Letter and that the DJF Letter contains a photocopied signature from DJF's representative, the Proponent has not submitted "an affirmative written statement from the record holder" of his securities demonstrating his purported ownership of Company stock, and therefore has not satisfied his burden of proving his eligibility to submit a proposal to the Company.

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a 8(b)(2). *See* Section C.1.c, SLB 14. Rule 14a-8(b)(2), in turn, provides that if a shareowner is not a registered holder and/or the shareowner does not have a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with respect to the company on file with the Commission, the shareowner must prove ownership of the company's securities by "submit[ting] to the company a written statement from the 'record' holder ... verifying" ownership of the securities. The Staff has reiterated the need for share ownership verification to be provided directly by the record holder and not indirectly by the proponent. Thus, the Staff has stated that "a shareholder must submit an affirmative written statement *from the record holder* of his or her securities that specifically verifies that the shareholder owned the securities" and has concurred that "monthly, quarterly or other periodic investment statements" do not sufficiently demonstrate continuous ownership of a company's securities, even if those account statements repeatedly show ownership of a company's shares and do not report any purchases or sales of such shares during the one year period. Section C.1.c.2, SLB 14 (emphasis added). *See Duke Realty Corp.* (avail. Feb. 7, 2002) (noting that despite the proponent's submission of monthly statements in response to a deficiency notice, "the proponent ha[d] not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership" of the company's securities for at least one year prior to the submission of the proposal). Likewise, the Staff has for many years concurred that documentary support from other parties who are not the record holder of a company's securities is insufficient to prove a shareowner proponent's beneficial ownership of such securities. *See, e.g., Clear Channel Communications, Inc.* (avail. Feb. 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from an investment adviser, Piper Jaffray, that was not a record holder).

In the instant case, as discussed below, the Proponent has not submitted an "affirmative written statement from the record holder" of his securities. As the Staff has stated, in "the event that the shareholder is not the registered holder, *the shareholder is responsible for proving his or her eligibility to submit a proposal to the company.*" Section C.1.c, SLB 14 (emphasis added). While the Staff has accepted proof of ownership from introducing brokers, such as DJF, since 2008 to satisfy this requirement, it has not deviated from the requirement that there be an "affirmative written statement from the record holder." As set forth in more detail below, the attached report from Arthur T. Anthony, a recognized certified forensic handwriting and document examiner ("Handwriting Expert"), concludes that a portion of the October 12, 2010 DJF Letter was, in fact, completed by Mr. Chevedden. Therefore, the DJF Letter does not constitute an "affirmative written statement from the record holder" as required by the standards set out in SLB 14.

The submission of no-action request letters by American Express Company (filed Dec. 17, 2010) and Bristol-Myers Squibb Company (filed Dec. 30, 2010), caused the Company to question the validity of the DJF Letter submitted as proof of the Proponent's ownership of shares of the Company. As a result, the Company retained the assistance of the Handwriting Expert to analyze the DJF Letter. The Handwriting Expert has prepared a report (the "Handwriting Report") detailing his analysis of the DJF Letter and other related documents, which is attached to this letter as Exhibit C. The Handwriting Report concludes that the information specific to the Proponent's ownership of the Company's securities (the name of the Company, the number of shares allegedly beneficially owned and the date since which the shares allegedly have been held, hereinafter referred to as the "Company Specific Ownership Information") is written in different handwriting than that used to provide the information evidencing the Proponent's account with DJF (specifically, the Proponent's name and account number, as well as the date of the DJF Letter, hereinafter referred to as the "Proponent Specific Information"). As the Handwriting Report explains, the Company Specific Information in the DJF Letter is in Mr. Chevedden's handwriting. The Handwriting Report further explains that the Proponent Specific Information in the DJF Letter is an identical reproduction of that appearing on DJF letters submitted to other companies dated the same date, indicating that a single blank letter was signed and then reproduced, presumably with the Company Specific Information filled in thereafter.

Accordingly, the Company believes that, for purposes of Rule 14a-8(b), the Proponent has not satisfied his burden of submitting an affirmative written statement from the record holder of the Company's shares specifically verifying the Proponent's ownership of shares of the Company. Mr. Chevedden's provision of the name of the Company, the number of shares held by the Proponent and the date since which the shares allegedly have been held, does nothing more than represent Mr. Chevedden's personal and unsupported assertions of the Proponent's ownership of the Company's securities. In addition, based on the Handwriting Report, it appears that Mr. Chevedden was provided with a single executed "form" letter from DJF and that Mr. Chevedden then made photocopies of this letter and filled in the Company Specific Ownership Information in the DJF Letter. Accordingly, the DJF Letter is not a sufficient statement *from the record holder* verifying the Proponent's ownership of the Company's securities.

The history of Rule 14a-8 and its minimum ownership and holding period requirements indicate that the Commission was well aware of the potential for abuse of the rule, and the Commission indicated on several occasions that it would not tolerate such conduct. The Commission amended Rule 14a-8 in 1983 to require that proponents using the rule have a minimum investment in and satisfy a minimum holding period with respect to a company's shares in order to avoid abuse of the shareowner proposal rule and ensure that proponents have a stake "in the common interests of the issuer's security holders generally." Exchange Act Release No. 4185 (November 5, 1948). Moreover, subsequent Staff guidance demonstrates that it is not sufficient to submit written statements of a proponent's ownership of a company's securities other than from the record holder of such securities. As noted above, in SLB 14, the Staff expressly stated that when a proponent is not the record holder of a company's securities, the written statement of ownership "must be from the record holder of the shareholder's securities." The same guidance confirms that evidence of ownership provided by a proponent, such as brokerage firm account statements, and a written statement from someone who is not the record holder, such as an investment adviser, is insufficient proof with regard to the minimum ownership requirements. Section C.1.c.1, SLB 14.

The Commission's concerns about abuse of Rule 14a-8 are relevant to the present situation. The Proponent has not satisfied his burden to provide clear and sufficient evidence verifying the Proponent's purported shareholdings. Accordingly, because the Proponent has not fulfilled his responsibility to prove his eligibility to submit the Proposal, the Company believes it may properly exclude the Proposal from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

On numerous occasions the Staff has permitted the exclusion of a shareowner proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). See *Union Pacific Corp.* (avail. Jan. 29, 2010) (concurring with the exclusion of a shareowner proposal under Rule 14a-8(b) and Rule 14a 8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a 8(b)"); *Time Warner Inc.* (avail. Feb. 19, 2009); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002).

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which included the information listed above. *See* Exhibit B.

The verification of proof of ownership in Rule 14a-8(b)(2) is a central feature of the Commission's shareowner proposal process. A recent federal district court case involving Mr. Chevedden and the Apache Corporation also points to concerns about Mr. Chevedden's actions. In that case, the court noted that Apache had "identified grounds for believing that the proof of eligibility [was] unreliable." *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). Here, even more so than in *Apache*, due to the conclusions of the Handwriting Report and the facts upon which the Handwriting Expert's analysis is based, we believe that the proof of eligibility submitted by the Proponent does not establish the Proponent's eligibility pursuant to Rule 14a-8(b)(2).

Because the DJF Letter is insufficient proof of the Proponent's eligibility to submit a proposal to the Company pursuant to Rule 14a-8(b)(2)(i) and the Staff's guidance in SLB 14, the Company requests that the Staff concur with its view that it may exclude the Proposal from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Marla F. Adair, the Company's Chief Counsel – Global Corporate Governance, Treasury & Tax, at (901) 419-4340.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Marla F. Adair, International Paper Company
John Chevedden
Kenneth Steiner

**Exhibit A**

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John V. Faraci
Chairman of the Board
International Paper Company (IP)
6400 Poplar Ave
Memphis TN 38197
Phone: 901 419-9000

Dear Mr. Faraci,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

9/28/10
Date

cc: Maura Abeln Smith
Corporate Secretary
Joseph R. Saab <joseph.saab@ipaper.com>
Tel.: (901) 419-4331
Fax.: (901) 214-1234

[IP: Rule 14a-8 Proposal, October 7, 2010]

3 [Number to be assigned by the company] – **Executives To Retain Significant Stock**
RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

I believe there is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal for Executives To Retain Significant Stock – Yes on 3. [Number to be assigned by the company]

---

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***


DJF

DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted], held with National Financial Services LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1500 shares of International Paper Co. (IP); having held at least two thousand dollars worth of the above mentioned security since the following date: 12/8/08, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

| Post-it® Fax Note 7671 | Date 10-15-10 | # of pages ▶ |
|---|---|---|
| To Mark Adair | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 901-214-0162 | Fax # | |

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

**Exhibit B**

INTERNATIONAL PAPER

**MARLA F. ADAIR**
Chief Counsel – Global Corporate Governance, Treasury & Tax

INTERNATIONAL PLACE III
6400 POPLAR AVENUE
MEMPHIS, TN 38197

T 901-419-4340
F 901-214-0162
marla.adair@ipaper.com

October 21, 2010

***VIA ELECTRONIC MAIL AND OVERNIGHT COURIER***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Executives to Retain Significant Stock

Dear Mr. Chevedden:

I am writing on behalf of International Paper Company (the "Company") in response to your letter, which we received on October 7, 2010. You submitted a shareowner proposal on behalf of Kenneth Steiner entitled "Executives to Retain Significant Stock" for consideration at the Company's 2011 Annual Meeting of Shareowners (the "Proposal"). The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention.

Rule 14a-8(b) under the Securities and Exchange Act of 1934, as amended, provides that Mr. Steiner must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year as of the date the proposal was submitted to the Company. We note that Mr. Steiner included with the Proposal a letter from an introducing broker purporting to establish his eligibility to submit the Proposal pursuant to Rule 14a-8(b). While we are familiar with the SEC staff's response in a letter to The Hain Celestial Group, Inc. (dated Oct 1, 2008), which reversed prior interpretations and stated the staff's view that a letter from an introducing broker could satisfy Rule 14a-8, it has been reported that the SEC's Division of Corporation Finance is re-examining its application of the proof of ownership requirements under Rule 14a-8. Accordingly, in the event that the SEC staff issues guidance under which the letter from Mr. Steiner's introducing broker is insufficient for purposes of Rule 14a-8(b), we request that Mr. Steiner submit sufficient proof of his ownership of the requisite number of Company shares.

Please address any response to me at International Paper Company, 6400 Poplar Avenue, Tower III, Memphis, Tennessee 38197. Alternatively, you may transmit any response by facsimile to me at (901) 214-0162 or by electronic mail at marla.adair@ipaper.com.

If you have any questions with respect to the foregoing, please contact me at (901) 419-4340. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Marla F. Adair
Chief Counsel - Global Corporate Governance,
Treasury & Tax

Enclosure
cc: Kenneth Steiner

**Exhibit C**